UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

____________________________________

SCHEDULE TO
(Amendment No. 1)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

____________________________________

Meritor, Inc.
See list of other subject companies
(Name of Subject Company (Issuer))

Meritor, Inc.
(Name of Filing Person (Identifying Status as Offeror, Issuer or Other Person))

____________________________________

4.00% Convertible Senior Notes Due 2027
(Title of Class of Securities)

043353 AH 4
(CUSIP Number of Class of Securities)

APRIL MILLER BOISE
Senior Vice President, Chief Legal Officer and Corporate Secretary
Meritor, Inc.
2135 West Maple Road
Troy, Michigan 48084 – 7186
(248) 435-1000
(Name, Address and Telephone Number of Person Authorized to Receive Notice and Communications on Behalf of Filing Person)

____________________________________

Copy to:
KESSAR NASHAT, ESQ.
Norton Rose Fulbright US LLP
1301 Avenue of the Americas
New York, New York 10019 – 6022
(212) 408-5100

CALCULATION OF FILING FEE

Transaction Valuation *	Amount of Filing Fee **
$24,371,000	$2,954
*	Estimated for purposes of calculating the amount of the filing fee only. The amount assumes the repurchase of all outstanding 4.00% Convertible Senior Notes due 2027 at a repurchase price in cash equal to 100% of the accreted principal amount outstanding plus accrued and unpaid interest to, but excluding, February 15, 2019.

**	Previously Paid

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $2,954	Form or Registration No.: Schedule TO-I
Filing Party: Meritor, Inc.	Date Filed: January 17, 2019

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.	☐	going-private transaction subject to Rule 13e-3.
☒	issuer tender offer subject to Rule 13e-4.	☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☒

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐ Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐ Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

List of Other Subject Companies1

Arvin Holdings Netherlands B.V.
Arvin Technologies, Inc.
ArvinMeritor Filters Operating Co., LLC
ArvinMeritor Limited
ArvinMeritor OE, LLC
Arvinmeritor Sweden AB
ArvinMeritor Technology, LLC
Meritor Aftermarket USA, LLC
Meritor Cayman Islands, Ltd.
Meritor Electric Vehicles, LLC
Meritor Heavy Vehicle Braking Systems (U.S.A.), LLC
Meritor Heavy Vehicle Systems, LLC
Meritor Heavy Vehicle Systems (Singapore) Pte., Ltd.
Meritor Heavy Vehicle Systems (Venezuela), Inc.
Meritor Holdings, LLC
Meritor, Inc., a Nevada corporation
Meritor International Holdings, LLC
Meritor Luxembourg S.a.r.l.
Meritor Management Corp.
Meritor Netherlands B.V.
Meritor Specialty Products LLC
Meritor Technology, LLC

____________________

[1]	Each other subject company represents a direct or indirect subsidiary of the Issuer that has provided a subsidiary guarantee of the 4.00% Convertible Senior Notes due 2027.

EXPLANATORY NOTE

This Amendment No. 1 (this “Amendment”) amends and supplements the Issuer Tender Offer Statement on Schedule TO originally filed with the Securities and Exchange Commission by Meritor, Inc., an Indiana corporation (the “Company”), on January 17, 2019 (the “Schedule TO”) in connection with the right and option of each holder (the “Option”) to require the Company to repurchase for cash all or a portion of its 4.00% Convertible Senior Notes due 2027 (the “Notes”) on February 15, 2019, on the terms and subject to the conditions set forth in the Company Repurchase Notice to Holders of 4.00% Convertible Senior Notes due 2027, dated January 17, 2019 (the “Company Repurchase Notice”), and the related notice materials, as amended and supplemented from time to time (collectively, the “Notice Documents”). The Notice Documents are incorporated by reference in this Amendment. This Amendment amends and supplements the Schedule TO as set forth below and is intended to satisfy the disclosure requirements of Rule 13e-4(c)(4) under the Securities Exchange Act of 1934, as amended. Capitalized terms used herein and not otherwise defined herein shall have the meanings given to such terms in the Company Repurchase Notice.

The Option expired at 5:00 p.m., New York City time, on February 14, 2019. The Company has been advised by The Bank of New York Mellon Trust Company, N.A., as paying agent (the “Paying Agent”), that, pursuant to the terms of the Option, $18,802,000 aggregate Accreted Principal Amount of the Notes outstanding was validly surrendered and not withdrawn prior to the expiration of the Option. The Company has accepted for purchase all of the Notes validly surrendered and not withdrawn. The repurchase price for the Notes was equal to 100% of the Accreted Principal Amount of the Notes repurchased plus accrued and unpaid interest, if any (including Additional Interest, if any), to, but excluding February 15, 2019. Accordingly, the aggregate repurchase price for all of the Notes validly surrendered and not withdrawn before the expiration of the Option was $18,802,000. The Company has deposited cash in payment of the repurchase price to the Paying Agent to distribute to each holder that validly surrendered and did not withdraw its Notes before the expiration of the Option; provided, however, that any accrued and unpaid interest (including Additional Interest, if any) will be paid not to the holder submitting the Notes for repurchase but to the holder of record as of the close of business on the record date of February 15, 2019. After the repurchase of Notes pursuant to the Option, Notes with an aggregate Accreted Principal Amount of $5,569,000 remain outstanding.

Items 1 through 11.

Not applicable.

Item 12. Exhibits.

Exhibit Number	Description
(a)(1)*	Company Repurchase Notice to Holders of 4.00% Convertible Senior Notes due 2027, dated January 17, 2019.

(d)(1)	Indenture, dated as of February 8, 2007, between Meritor, Inc., an Indiana corporation formerly known as ArvinMeritor, Inc., and The Bank of New York Mellon Trust Company, N.A., as successor to The Bank of New York Trust Company, N.A., as trustee, filed as Exhibit 4-a to the Company’s Quarterly Report on Form 10-Q for the fiscal quarter ended April 1, 2007, is incorporated herein by reference

* Previously filed as an Exhibit (a)(1) to the Schedule TO-I filed by the Company with the Securities and Exchange Commission on January 17, 2019.

Item 13. Information Required by Schedule 13E-3.

Not applicable.

2

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 20, 2019	MERITOR, INC.

	By:	/s/ April Miller Boise
		Name:	April Miller Boise
		Title:	Senior Vice President, Chief Legal
Officer and Corporate Secretary

EXHIBIT INDEX

Exhibit Number	Description
(a)(1)*	Company Repurchase Notice to Holders of 4.00% Convertible Senior Notes due 2027, dated January 17, 2019.

(d)(1)	Indenture, dated as of February 8, 2007, between Meritor, Inc., an Indiana corporation formerly known as ArvinMeritor, Inc., and The Bank of New York Mellon Trust Company, N.A., as successor to The Bank of New York Trust Company, N.A., as trustee, filed as Exhibit 4-a to the Company’s Quarterly Report on Form 10-Q for the fiscal quarter ended April 1, 2007, is incorporated herein by reference

* Previously filed as an Exhibit (a)(1) to the Schedule TO-I filed by the Company with the Securities and Exchange Commission on January 17, 2019.